SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number: 1-12158

Sinopec Shanghai Petrochemical Company Limited

(Translation of registrant’s name into English)

Jinshanwei, Shanghai

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Form 6-K

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

Date: April 30, 2015	By:	/s/ Wang Zhiqing
	Name:	Wang Zhiqing
	Title:	President

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Sinopec Shanghai Petrochemical Company Limited, you should at once hand this circular, together with the enclosed form of proxy and notice of attendance, to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2014 ANNUAL GENERAL MEETING

2014 Work Report of Board of Directors

2014 Work Report of Supervisory Committee

2014 Audited Financial Statements

2014 Profit Distribution Plan

2015 Financial Budget Report

Re-appointment of Domestic and International Auditors

The Election of Independent Supervisor of the Eighth Session of the Supervisory Committee

The Election of Independent Non-executive Directors of the Eighth Session of the Board of the Company

A notice on convening the 2014 annual general meeting of Sinopec Shanghai Petrochemical Company Limited to be held at Jinshan Roller-Skating Stadium, No. 5, Xincheng Road, Jinshan District, Shanghai, the PRC ( ) on Thursday 18 June 2015 at 2:00 p.m. is set out on pages 1 to 7 of this circular. Whether or not you are able to attend the 2014 annual general meeting in person, please complete the form of proxy of the Company in accordance with the instructions printed thereon and return it to Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong as soon as practicable and in any event not less than 24 hours before the time for holding the 2014 annual general meeting or any adjournment thereof (as the case may be).

Completion and return of the form of proxy of the Company will not preclude you from attending and voting in person at the 2014 annual general meeting or any adjournment thereof (as the case may be) as you wish.

A shareholder or its representative shall produce necessary proof of identity and provide information which enables the Company to confirm his/her/its identity as a shareholder. For details, please refer to Part II of the Notes of this Notice of 2014 Annual General Meeting, “Registration procedures for attending the Annual General Meeting”.

29 April 2015

NOTICE OF ANNUAL GENERAL MEETING

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

NOTICE OF 2014 ANNUAL GENERAL MEETING

Sinopec Shanghai Petrochemical Company Limited (the “Company”) and all the members of its board of directors (the “Board”) warrant the truthfulness, accuracy and completeness of the information contained in this notice and jointly accept full responsibility for any false representation or misleading statements contained in, or material omissions from, this notice.

The Company resolved to convene the 2014 annual general meeting of the Company (the “AGM”) at Jinshan Roller-skating Stadium, No.5, Xincheng Road, Jinshan District, Shanghai on 18 June 2015 at 2:00 p.m (Thursday).

Items to be considered at the AGM

1.	To consider and pass the following ordinary resolutions by way of non-cumulative voting:

(1)	2014 Work Report of the Board of the Company;

(2)	2014 Work Report of the Supervisory Committee of the Company;

(3)	2014 Audited Financial Statements of the Company;

(4)	2014 Profit Distribution Plan of the Company;

(5)	2015 Financial Budget Report of the Company;

(6)	The re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership) and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2015 and authorization of the Board to determine their remuneration based on the terms of work;

(7)	The election of Mr. Pan Fei as an independent supervisor of the eighth session of the Supervisory Committee of the Company.

NOTICE OF ANNUAL GENERAL MEETING

2.	To consider and pass the following ordinary resolutions by way of cumulative voting:

(8)	The resolution relating to the election of independent non-executive Directors of the eighth session of the Board.

8.1	Liu Yunhong; and

8.2	Du Weifeng.

Details of the resolutions proposed at the AGM are available on the websites of the Shanghai Stock Exchange (http://www.sse.com.cn) and The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk), and will also be published in the circular of the Company to the H shareholders.

By order of the Board Sinopec Shanghai Petrochemical Company Limited Tang Weizhong Company Secretary

Shanghai, the PRC, 29 April 2015

As at the date of this announcement, the Executive Directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the Non-executive Directors of the Company are Lei Dianwu and Mo Zhenglin; and the Independent Non-executive Directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

NOTICE OF ANNUAL GENERAL MEETING

Notes:

I.	Attendee of the AGM

1.	Eligibility for attending the Annual General Meeting

Holders of A Shares whose names appear on the domestic shares register maintained by China Securities Depository & Clearing Corporation Limited Shanghai Branch and holders of H Shares whose names appear on the register of members maintained by Hong Kong Registrars Limited at the close of business on Monday, 18 May 2015 are eligible to attend the Annual General Meeting. Holders of H Shares who wish to attend the Annual General Meeting shall lodge their share certificates accompanied by the transfer documents with Hong Kong Registrars Limited (the address is Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong) before 4:30 p.m. on Monday, 18 May 2015.

2.	Proxy

(1)	A member eligible to attend and vote at Annual General Meeting is entitled to appoint, in written form, one or more proxies to attend and vote on its behalf. A proxy need not be a shareholder of the Company.

(2)	A proxy should be appointed by a written instrument signed by the appointer or its attorney duly authorised in writing. If the form of proxy is signed by the attorney of the appointer,the power of attorney authorising that attorney to sign or other authorisation document(s) must be notarised.

(3)	To be valid, the power of attorney or other authorisation document(s) which have been notarised together with the completed form of proxy must be delivered to the statutory address of the Company not less than 24 hours before the designated time for holding the Annual General Meeting. Holders of A Shares shall deliver the relevant document(s) to the Company (the address is No. 48 Jinyi Road, Jinshan District Shanghai, the PRC, Postal code: 200540). Holder of H Shares shall deliver the relevant document(s) to the H share registrar of the Company, Hong Kong Registrars Limited (the address is 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong). If the Company does not receive the original copy of this proxy form during the required period, the shareholder will be deemed as having not attended the AGM and the relevant proxy form will be deemed as void.

3.	The directors, the supervisors and the senior management of the Company

4.	The lawyers of the Company

5.	Others

NOTICE OF ANNUAL GENERAL MEETING

II.	Registration procedures for attending the Annual General Meeting

1.	A shareholder of the Company or his/her proxy shall produce proof of identity (identity card or passport) when attending the AGM. If the shareholder attending the meeting is a corporate shareholder, its legal representative who attends the meeting shall produce proof of identity and proof of his/her capacity as the legal representative and shall provide information which enables the Company to confirm its identity as a corporate shareholder. Where a proxy is appointed to attend the meeting: the proxy shall produce proof of identity; the written authorization duly issued by the legal representative of the corporate shareholder, or a notarially certified copy of the resolution on authorization adopted by the board of directors or other decision-making bodies of the corporate shareholder; and information which enables the Company to confirm the identity of the corporate shareholder concerned.

2.	Shareholders intending to attend the Annual General Meeting should complete and return the notice of attendance to the Company before Friday, 29 May 2015. For details, please refer to the notice of attendance.

III.	Miscellaneous

1.	Each shareholder (or his or her proxy) shall exercise his or her voting rights by way of poll.

2.	The AGM is expected to last for half a day. Shareholders or their proxies attending the AGM shall be responsible for their own transportation and accommodation expenses.

3.	The Company will not affect any transfer on the H share registrar of the Company from Tuesday, 19 May 2015 to Thursday, 18 June 2015 (both days inclusive).

4.	The Secretariat for the AGM is: The Secretariat of the Board of Sinopec Shanghai Petrochemical Company Limited with the address of:

No. 48 Jinyi Road, Jinshan District

Shanghai, the PRC

Postal code: 200540

Telephone: (8621) 57943143

Fax: (8621) 57940050

APPENDIX 1	BIOGRAPHIES OF CANDIDATES FOR THE EIGHTH
SESSION OF THE SUPERVISORY COMMITTEE

Mr. Pan Fei, aged 59, holds a PhD in Accounting and is a PhD supervisor. Mr. Pan is the Deputy Dean of the School of Accountancy and a Professor of Accounting at Shanghai University of Finance and Economics. Mr. Pan worked as a Lecturer, Associate Professor, and Professor of Accounting and Deputy Dean of School of Accountancy at Shanghai University of Finance and Economics in 1983-1995, 1995- 2000, and from 2000 onwards, respectively. Mr. Pan is also an Independent Director of Bright Dairy & Food Co., Ltd, Universal Scientific Industrial (Shanghai) Co., Ltd, Shanghai M&G Stationery Inc, and Shanghai Wanye Enterprises Co., Ltd.

Mr. Pan graduated from the Shanghai University of Finance and Economics with a bachelor’s degree in accounting in January 1983. He also obtained a master’s degree in accounting with a major in cost management accounting in January 1991, and obtained a PhD in accounting with a major in accounting theory in June 1998 at the Shanghai University of Finance and Economics in June 1998.

Save as disclosed above, Mr. Pan does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this circular. Mr. Pan has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholders or de facto controllers of the Company, and does not hold any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Pan has never faced any disciplinary action by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

The relevant resolution in respect of election of the independent supervisor of the eighth session of the Supervisory Committee will be tabled at the Company’s 2014 annual general meeting. If the resolution is approved at the 2014 annual general meeting, the newly appointed independent supervisor of the eighth session of the Supervisory Committee will enter into supervisor’s service contract with the Company on or around the date of 2014 annual general meeting. His term of office will begin on the date of approving the resolution at the 2014 annual general meeting and expire in June 2017. The remuneration of the newly appointed independent supervisor will be determined in accordance with the “Remuneration Payment Method for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting. The Company will disclose the detailed sums of the remuneration he has received for the year in the relevant annual reports. The supervisor’s remuneration is not covered in the supervisor’s service contract.

Save as disclosed above, the Company was not aware of any information that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be disclosed to the shareholders save as disclosed above.

APPENDIX 2	BIOGRAPHIES OF CANDIDATES FOR
THE EIGHTH SESSION OF THE BOARD OF DIRECTORS

Mr. Liu Yunhong, aged 38, is a doctor of law and a post-doctoral fellow in economics and law. Mr. Liu is the General Manager of the Investment Banking Department of Hwabao Securities co. Ltd. He is also Deputy Head of the Institute of International M&A and Investment, Renmin University of China and a supervisor of post-graduate studies at East China University of Political Science and Law. From June 2008 to August 2010, Mr. Liu was the Head of Legal and Compliance Division of Guotai Asset Management Co., Ltd. From September 2010 to August 2012, he conducted post-doctoral research at the Shanghai Stock Exchange. From September 2012 to October 2013, Mr. Liu was the General Manager of the Investment Banking Department of Aerospace Securities Co., Ltd. From October 2013 onwards, Mr. Liu has been the General Manager of the Institutional Business Department (later renamed as the Investment Banking Department) of Hwabao Securities co. Ltd. Mr. Liu is also an Independent Director of Shanghai Aerospace Automobile Electromechanical Co.,Ltd. and Guangdong Hec Technology Holding Co., Ltd.

Mr. Liu obtained a doctorate degree in Law majoring in civil and commercial law in July 2008. From October 2008 to August 2010, Mr. Liu was a researcher conducting post-doctoral research in economics at Guanghua School of Management, Peking University.

Save as disclosed above, Mr. Liu does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this circular. Mr. Liu has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholders or de facto controllers of the Company, and does not hold any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Liu has never faced any disciplinary action by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

APPENDIX 2	BIOGRAPHIES OF CANDIDATES FOR THE EIGHTH SESSION OF THE BOARD OF DIRECTORS

Mr. Du Weifeng, aged 38, holds a master’s degree in law and a master’s degree in business administration and is a lawyer. Mr. Du is a partner of the Shanghai branch of Beijing JunZeJun Law Offices. He was a lawyer at Watson & Band Law Offices in Shanghai between June 2004 and December 2006, and a lawyer at Wintell & Co Law Firm in Shanghai between January 2007 and February 2009. He has been a partner of the Shanghai branch of Beijing JunZeJun Law Offices since February 2009. Mr. Du has extensive experience in the disposal of non-performing financial assets, and is very familiar with the processes and methods of disposal of non-performing financial assets.

Mr. Du obtained a bachelor’s degree in commercial law from Shanghai University in July 1998, and a master’s degree in commercial law from Bristol University in September 2005. He also obtained a master’s degree in business administration from China Europe International Business School in October 2013.

Save as disclosed above, Mr. Du does not and did not hold any directorships at other public companies in the three years immediately preceding the date of this circular. Mr. Du has no other connected relationships with the Company, Directors, Supervisors, Senior Management, controlling shareholders, substantial shareholders or de facto controllers of the Company, and does not hold any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance. Mr. Du has never faced any disciplinary action by the China Securities Regulatory Commission or other relevant commissions, nor has he been sanctioned by any stock exchange.

The relevant resolution in respect of election of the independent non-executive directors of the eighth session of the Board will be tabled at the Company’s 2014 annual general meeting. If the resolution is approved at the 2014 annual general meeting, the newly appointed independent non-executive directors of the eighth session of the board of directors will enter into directors’ service contracts with the Company on or around the date of 2014 annual general meeting. Their term of office will begin on the date of approving the resolution at the 2014 annual general meeting and expire in June 2017. The remuneration of the newly appointed directors will be determined in accordance with the “Remuneration Payment Method for Directors, Supervisors and Senior Management” approved at the Company’s 2002 annual general meeting, while the allowances for the newly appointed independent directors will be implemented in accordance with the “Remuneration Payment Method for Independent Directors” amended at the Company’s 2007 annual general meeting. The Company will disclose the detailed sums of the remuneration they have received for the year in the relevant annual reports. The directors’ remuneration is not covered in the directors’ service contract.

Save as disclosed above, regarding the appointment of the two candidates for directors, the Company was not aware of any information that needs to be disclosed pursuant to Rule 13.51(2)(h) to Rule 13.51(2)(v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, nor was the Company aware of any matters that need to be disclosed to the shareholders save as disclosed above.

the

Sinopec shanghai petrochemiacal company limited

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Form of Proxy for the 2014 Annual General Meeting

Number of shares relevant to this form of proxy(Note 1) I/We(Note 2) of address being shareholder/ shareholders of Sinopec Shanghai Petrochemical Company Limited (the “Company”) holding A shares/

H shares (Note 3) of the Company hereby appoint the Chairman of the 2014 annual general meeting (the “AGM”) /(Note 4) as my/our proxy to attend the AGM on my/our behalf to be held in Jinshan District, Shanghai, the PRC, at 2:00 p.m. on Thursday, 18 June 2015 to vote on the following resolutions as indicated. If no instruction as to how to vote is given, my/our proxy will be entitled to exercise his/her discretion as to how to vote:

Resolutions of Non-cumulative Voting For (Note 5) Against (Note 5)

1 To consider and approve the 2014 Work Report of the Board of the Company; 2 To consider and approve the 2014 Work Report of the Supervisory Committee of the Company; 3 To consider and approve the 2014 Audited Financial Statements of the Company; 4 To consider and approve the 2014 Profit Distribution Plan of the Company;

5 To consider and approve the 2015 Financial Budget Report of the Company;

6 To consider and approve the re-appointment of PricewaterhouseCoopers Zhong Tian LLP (Special General Partnership)“and PricewaterhouseCoopers as the domestic and international auditors, respectively, of the Company for the year 2015 and authorization of the Board to determine their remuneration based on the terms of work;

7 To elect Mr. Pan Fei as the independent supervisor of the eighth session of the Company’s supervisory committee

Resolutions of Cumulative Voting

8 To elect the following candidates as independent non-executive directors of the eighth session of the Board

Order Name For (Note 6) (Please fill in the number of votes for which you have voting right) Against (Note 6) (Please fill in the number of votes for which you have voting right) 8.01 Liu Yunhung 8.02 Du Weifeng Date: 2015 Signature: (Note 7)

Notes:

1. Please fill in the number of shares registered in your name(s) to which this form of proxy relates. Failure to fill in the number of shares will cause this form of proxy to be deemed to relate to all the shares registered in the Company in your name(s).

2. Please fill in your full name(s) and address(es) in BLOCK LETTERS.

3. Please fill in the number of shares registered in your name(s).

4. Any shareholder entitled to attend and vote at the AGM is entitled to appoint more than one proxy to attend the AGM and vote on his/her behalf. A proxy need not be a shareholder of the Company. If any proxy other than the Chairman of the AGM is preferred, please strike out “the Chairman of the 2014 Annual General Meeting” and insert the name and address of the proxy desired in the space provided. A shareholder is entitled to appoint any person of his/ her own choice to be his/her proxy. The proxy does not need to be a shareholder of the Company but he/she must attend the AGM in person.

5. Note: If you intend to vote for any resolution, please mark “?” in the “for” column. If you intend to vote against the resolution, please mark “?” in the “against” column. If no instruction is given, the appointed proxy shall have the discretion to vote.

6. Please note that:

In respect of resolution 8 regarding election of directors, as required under Article 120 of the Articles of Association and Article 59 of the Rules of Procedure for Shareholders’ General Meeting, if the controlling shareholder of the Company exercises more than 30% of control over votes, when resolutions are proposed for the election of directors at a shareholders’ general meeting, the cumulative voting system shall be adopted. Thus, where two or more directors will be elected in a shareholder’s general meeting, each share held by a shareholder shall have voting rights equal to the total number of candidates proposed for election. A shareholder may either elect one candidate with all of his/her/its shares, or vote separately for several persons; meanwhile, independent directors and other Board members are to be elected separately. Currently, China Petroleum & Chemical Corporation, the Company’s controlling shareholder, has more than 30% of control over the Company, therefore as more than two directors shall be elected at the meeting, the cumulative voting system will be adopted when voting on the relevant resolutions and voting results will be counted.

Please refer to the following explanation on resolution 8 and fill in your intended votes:

(i) in respect of resolution 8, each share you hold has equal votes in relation to the total number of candidates for election as independent non-executive directors. For example, if you possess one million shares, and the total number of candidates for election as directors is two, the total number of shares for which you have the voting rights under resolution 8 will be two million shares (being one million shares x 2 = two million shares).

(ii) please state the number of votes in the column “for” and/or “against”, the voting rights of which you give to each of the candidates for election as independent non-executive directors. Please note that you may either vote for each candidate with equal number of votes, or all your votes as represented by the shares you hold for the election of one particular candidate as independent non-executive director, or a certain number of votes as represented by the shares you hold for the selection of two candidates as independent non-executive director. For example, if you own one million shares, and two directors should be elected in this election, the total number of shares for which you have the voting rights under resolution 8 is two million shares. Out of the two million shares, you can either share your voting rights on average to two candidates for election as independent non- executive directors so that you may vote one million shares to each of the candidate (vote for or against); or, all of the two million votes may also be voted by you in relation to one particular candidate as independent non-executive director (either for or against), or, 1.5 million shares in relation to candidate A (either for or against), and the balance of 500,000 shares in relation to candidate B (either for or against) as independent non-executive director.

(iii) After you have allocated the voting rights represented by all of the shares held by you on a certain number of candidates for a director, you may not exercise your voting rights again in respect of other candidates for an independent non-executive director. That is, the sum of all the voting rights you voted for or against the two candidates for election as independent non-executive directors shall not exceed the total number of voting rights represented by the shares held by you.

(iv) Please note with particular attention that, if the total number of votes you have exercised and allocated to a certain number of candidates for independent non-executive directors exceeds the total number of voting rights represented by the shares held by you, your votes shall be become void, and you will be deemed to be abstained from voting. If the total number of votes you have exercised and allocated to a certain number of candidates for independent non-executive director is less than the total number of voting rights represented by the shares held by you, your vote shall still be deemed as valid, and those votes not exercised will be deemed as being abstained from voting. For example, if you own one million shares, and two independent non-executive directors should be elected in this election, the total number of votes as represented by your shares under resolution 8 will be two million: (a) if you have stated “two million shares” in the column “for” (or “against”) in the cumulative voting system in favor of one particular candidate for independent non-executive director, then your voting rights are fully utilized, and you do not have any votes in relation to other candidates for independent non-executive directors. If you have stated the number of shares (other than 0 shares) in other corresponding columns under resolution 8, then all your votes in respect of the resolution 8 will be deemed to be void; or (b) if you have stated “one million shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate A, and “500,000 shares” in the column “for” (or “against”) in the cumulative voting system in favor of candidate B, then your votes as represented by such 1.5 million shares shall be valid, whilst the remaining 500,000 shares which have not been allocated shall be deemed to have been abstained from voting.

(v) Where the total number of votes in favor won by a candidate for independent non-executive director exceeds one-half of the total number of shares with voting rights represented by shareholders attending the general meeting (based on the non-cumulative number of shares) and the total number of votes in favor exceeds the total number of opposing votes, that candidate will be elected as a independent non-executive director. If an insufficient number of independent non-executive directors are elected at the shareholders’ general meeting to fill the positions available, then a further vote will be conducted for the remaining positions, until such point as all positions for independent non-executive directors have been elected.

(vi) Where the general meeting holds a new round of elections for independent non-executive directors in accordance with the requirements set out in (v) above, the cumulative votes of the shareholders shall be re-calculated based on the number of independent non-executive directors elected in each round of election.

7. This form of proxy must be signed by you or your proxy duly authorized in writing or, in the case of a corporation, must be executed either under its common seal or under the hand of the legal representative (person-in-charge) or attorney duly authorized.

If this form of proxy is signed by your proxy, it must be notarized.

8. In order to be valid, this form of proxy, together with any power of attorney or other authority (if any) under which it is signed or a notarized certified copy thereof, must be returned to the Company’s H Share registrar, Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for holding the Annual General Meeting or any adjournment thereof (as the case may be).

9. Any alternation made to this form of proxy must be initialed by the person(s) who sign(s) it.

10. In representing a shareholder to attend the AGM, the proxy so appointed shall produce his/her proof of identity and the power of attorney duly signed by the person appointing the proxy or his or her legal representative. The power of attorney shall state the date of issuance.

the

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Notice of Attendance for 2014 Annual General Meeting

In accordance with the PRC Company Law and relevant requirements, shareholders who wish to attend 2014 Annual General Meeting (the “AGM”) of Sinopec Shanghai Petrochemical Company Limited (the “Company”) would have to fill in the following notice of attendance.

Name

Number of shares

A Share

H Share

Identity Card No.

Shareholder number

Address

Telephone number

Signature: Date:

Notes:

1. In accordance with the resolutions made at the 7th meeting of the eighth session of the board of directors of the Company, the share registration date for the AGM is Monday, 18 May 2015. Shareholders whose names appear on the register of members of the Company after the close of trading on that day are entitled to complete this notice of attendance and attend the AGM.

2. Please fill in this notice of attendance in BLOCK LETTERS. Filling in a copy of this form is also valid.

3. Please attach a copy of your identification document. A shareholder attending the AGM shall produce his/her shareholder account card and identity card. Where a proxy is appointed to attend the meeting, the proxy shall also produce a power of attorney and his/her identity card. Where the shareholder is a corporate shareholder, its proxy shall produce a certification of the corporate shareholder and complete the registration procedure.

4. Please return this notice of attendance by Friday, 29 May 2015 (based on the postal chop of the local post office, if by mail).

(a) Holders of the Company’s A shares

(1) If this notice is returned by delivery in person, you can deliver to: The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited, 48 Jinyi Road,

Jinshan District, Shanghai, PRC. or

The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited, Suite B, 28/F, Huamin Empire Plaza,

728 West Yan’an Road, Shanghai, PRC.

(2) If this notice is returned by mail, you can mail to: The Secretariat of the Board of Directors,

Sinopec Shanghai Petrochemical Company Limited, 48 Jinyi Road, Jinshan

District, Shanghai 200540, PRC.

(3) If this notice is returned by fax, you can fax to:

The Secretariat of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited at: (8621) 5794 0050

(b) Holders of the Company’s H shares

Please return this notice of attendance in person or by mail to the Company’s H Share registrar: Hong Kong Registrars Limited,

17M Floor, Hopewell Centre, 183 Queen’s Road East,

Wan Chai, Hong Kong.

The Hong Kong Exchanges and Clearing Limited and the Stock Exchange of Hong Kong Limited assume no responsibility for any information contained in this announcement, and make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any losses arising from, or resulting from the reliance on the whole or any part of information described in this announcement.

(A joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 00338)

Overseas Regulatory Announcement

Announcement on Abnormal Fluctuation of A-Share Stock Trading

This announcement is made pursuant to the disclosure obligations under Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

We hereby set forth the Announcement on Abnormal Fluctuation of A-Share Stock Trading published by us on the website of Shanghai Stock Exchange and newspapers in the People’s Republic of China.

Sinopec Shanghai Petrochemical Company Limited

Shanghai, the PRC, April 29, 2015

As at the date of this announcement, the executive directors of the Company are Wang Zhiqing, Wu Haijun, Gao Jinping, Ye Guohua, Jin Qiang and Guo Xiaojun; the non-executive directors of the Company are Lei Dianwu and Mo Zhenglin; and the independent non-executive directors of the Company are Shen Liqiang, Jin Mingda, Cai Tingji and Zhang Yimin.

Stock Code: 600688 2015-14	Stock Abbreviation: Shanghai Sinopec	Announcement No.: Lin

Sinopec Shanghai Petrochemical Company Limited

Announcement on Abnormal Fluctuation of A-Share Stock Trading

The Company’s board of directors and all members thereof warrant that this announcement contains no misrepresentations, misleading statements or material omissions, and they are jointly and severally responsible for the truth, accuracy and completeness of the information contained in this announcement.

IMPORTANT:

•	The aggregate deviation value of the closing prices of the Company’s stocks in two consecutive trading days of April 28 and 29, 2015 exceeded 20%;

•

According to the Company’s inquiry of its controlling shareholder China Petroleum & Chemical Corporation and its actual controller China Petrochemical Corporation by letter, as of now, none of the Company, its controlling shareholder and its actual controller has failed to disclose any material information that should be disclosed, including, without limitation, any major assets restructuring, share issue, acquisition of a listed company, debt restructuring, business restructuring, divestment, assets injection and other major matters; and they undertake not to plan any of the above major matters at least within the next three months.

I.	Details of Abnormal Fluctuation of Stock Trading

The aggregate deviation value of the closing prices of the stocks of Sinopec Shanghai Petrochemical Company Limited in two consecutive trading days of April 28 and 29, 2015 exceeded 20%, representing an abnormal fluctuation of stock trading in accordance with the relevant provisions of the Rules Governing the Listing of Stocks on Shanghai Stock Exchange.

II.	Statement of Concern about and Verification of Relevant Matters

With regard to the abnormal fluctuation of the trading price of the Company’s stocks, the Company hereby makes the following statement after checking the relevant matters and inquiring of its largest shareholder and actual controller:

1.	The Company needs not to amend or supplement its previously disclosed information; there is no major event that should be but has not been disclosed by the Company; and the Company has not noticed any media report or market rumor that may materially affect the trading price of the Company’s stocks.

2.	According to the internal inspection by the Company’s board of directors, the Company is in normal production and operation, and there is no major matter that may cause the abnormal fluctuation of the trading price of the Company’s stocks, including, without limitation, any major assets restructuring, share issue, acquisition of a listed company, debt restructuring, business restructuring, divestment, assets injection and other major matters; and the Company undertakes not to plan any of the above major matters at least within the next three months.

3.	According to the inquiry with the Company’s largest shareholder and actual controller, except the information that has been disclosed, to date and in the foreseeable next three months, the Company has not failed and will not fail to disclose any material information that should be disclosed, including but not limited to information about material asset restructuring, share offering, listed company acquisition, debt restructuring, business restructuring, asset stripping, asset injection and other major matters, and undertakes not to plan any of the above major matters within at least the next three months.

III.	Statement on No Material Information That Should Be but Has Not Been Disclosed

The Company’s board of directors confirms that there is no matter that the Company should disclose in accordance with the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and other relevant regulations but has not disclosed, nor is there any plan, negotiation, intention or agreement relating to such matter, and the board of director is not aware of any information that the Company should disclose in accordance with the Rules Governing the Listing of Stocks on Shanghai Stock Exchange and other relevant regulations but has not disclosed and that may greatly affect the trading prices of the Company’s stocks and their derivatives.

IV.	Risk Alert That Is Necessary at the Company’s Discretion

The Company’s board of directors reminds investors that: China Securities Journal, Shanghai Securities News, the Securities Times and the website of Shanghai Stock Exchange (www.sse.com.cn) are the designated newspapers and website for the Company to disclose information. Investors should refer to such designated newspapers and website for information concerning the Company. Please beware of investment risks.

Board of Directors

Sinopec Shanghai Petrochemical Company Limited

April 29, 2015